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                                                                    Exhibit 3.80


                              AMENDED AND RESTATED

                       LIMITED LIABILITY COMPANY AGREEMENT

                                       OF

                         CAPSTAR CHICAGO COMPANY, L.L.C.

                            dated as of July 29, 1998
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                              AMENDED AND RESTATED
                       LIMITED LIABILITY COMPANY AGREEMENT
                                       OF
                         CAPSTAR CHICAGO COMPANY, L.L.C.

      This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of CAPSTAR CHICAGO COMPANY, L.L.C., a Delaware limited liability company (the "Company"), is made as of July 29, 1998, by and between MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P., a Delaware limited partnership having an office at 1010 Wisconsin Avenue, N.W. Washington, D.C. 20007 ("MeriStar"), and MERISTAR SPE LLC, a Delaware limited liability company having an office at 1010 Wisconsin Avenue, Washington, D.C. 20007 ("MeriStar SPE").

                                  WITNESSETH:

      WHEREAS, the parties hereto (collectively, the "Members" and individually, a "Member") are the existing Members of the Company and desire to amend and restate the Limited Liability Company Agreement of the Company by this Agreement.

            NOW, THEREFORE, the parties hereto agree as follows:

      1. Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth below:

            1.1 "Act" shall mean the Limited Liability Company Act of the State of Delaware, as the same may have been or may be amended.

            1.2 "Adjusted Capital Account" shall mean, with respect to any Member, such Member's Capital Account balance, increased by such Member's share of Company Minimum Gain and Member Minimum Gain.
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            1.3   "Code" shall mean the Internal Revenue Code of 1986 as the same has been and may hereafter be amended.

            1.4   "Company" shall have the meaning set forth in the Recitals.

            1.5 "Company Minimum Gain" means "partnership minimum gain," as defined in Treasury Regulations Section 1.704-2(b)(2) and shall be determined in accordance with Treasury Regulations
                  Section 1.704-2(d).

            1.6 "Depreciation" shall mean, with respect to any year or portion thereof, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for Federal income tax purposes, except that if the Gross Asset Value of the asset differs from its adjusted tax basis, Depreciation shall be determined in accordance with the methods used for Federal income tax purposes and shall equal the amount that bears the same ratio to the Gross Asset Value of such asset as the depreciation, amortization or other cost recovery deduction computed for Federal income tax purposes with respect to such asset bears to the adjusted Federal income tax basis of such asset; provided, however, that if any such asset that is depreciable or amortizable has an adjusted Federal income tax basis of zero, the rate of Depreciation shall be determined by the Members.

            1.7 "Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for Federal income tax purposes, except that (i) the Gross Asset Value of any asset contributed to the Company shall be its gross fair market value at the time of contribution, (ii) the Gross Asset Value of any asset distributed in kind to any Member (including upon a liquidation of the Company) shall be the gross fair market value of such asset, and (iii) the Gross Asset Value of any asset determined pursuant to clause (i) above shall thereafter be adjusted from time to time by the Depreciation taken into account with respect to such asset for purposes of determining Net Profit or Net Loss.

            1.8   "Lender" shall have the meaning set forth in Article 10.

            1.9   "Loan Documents" shall have the meaning set forth in Article
                  10.

            1.10 "Member" shall mean each of the parties to this Agreement and any other Person to which an interest in the Company is hereafter transferred and who is admitted to the Company in accordance with the terms of this Agreement.
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            1.11  "Member Minimum Gain" means "partner nonrecourse debt minimum gain," as defined in Treasury Regulations Section 1.704-2(i)(2) and determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

            1.12 "Member Nonrecourse Debt" means "partner nonrecourse debt," as defined in Treasury Regulations Section 1.704-2(b)(4).

            1.13 "Member Nonrecourse Deductions" means "partner nonrecourse deductions," as defined in Section 1.704-2(i)(1) of the Treasury Regulations and shall be determined in accordance with Section 1.704-2(i)(2) of the Treasury Regulations.

            1.14  "Mortgage Loan" shall have the meaning set forth in Article
                  10.

            1.15 "Net Profit" or "Net Loss" shall mean, with respect to any fiscal year, the taxable income or loss of the Company as determined for Federal income tax purposes, with the following adjustments:

                  1.15.1 Such taxable income or loss shall be increased by the amount, if any, of tax-exempt income received or accrued by the Company;

                  1.15.2 Such taxable income or loss shall be reduced by the amount, if any, of all expenditures of the Company described in Section 705(a)(2)(B) of the Code, including expenditures treated as described therein under Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations;

                  1.15.3 If the Gross Asset Value of any asset is adjusted
                         pursuant to clause (ii) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account, immediately prior to the event giving rise to such adjustment, as gain or loss from the disposition of such asset for the purposes of computing Net Profit or Net Loss;

                  1.15.4 Gain or loss resulting from any disposition of any
                         asset with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that such Gross Asset Value differs from the adjusted tax basis of such asset; and
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                  1.15.5 In lieu of the depreciation, amortization, or other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year.

            1.16  "Percentage Interests" shall have the meaning specified in
                  Section 6.2.

            1.17 "Property" shall mean (a) that certain property known as the Radison Hotel & Suites located at 160 East East Huron Street, Chicago, Illinois 60611 and (b) all personal property situated at such property or used or useful in connection herewith.

            1.18 "Regulatory Allocations" has the meaning ascribed thereto in Subsection 7.3.8.

            1.19  "SPE LLC" shall have the meaning set forth in Article 10.

            1.20 "Treasury Regulations" means the rules, regulations, orders and interpretations of rules, regulations and orders validly promulgated by the Treasury Department under the Code, whether final, temporary or proposed, as in effect from time to time.

2. Formation and Name. The Members hereby form a limited liability company pursuant to the provisions of the Act. The business of the Company shall be conducted under the name "CAPSTAR CHICAGO COMPANY, L.L.C." Paul Whetsell, William H. Diamond and Thomas M. Ash, III are hereby authorized to execute and record any certificate of formation required by the Act and any certificate or application necessary to qualify the Company in any jurisdiction in which it conducts business.

3.    Principal and Registered Offices: Agent for Service of Process.

      3.1 The principal place of business of the Company, and the address of the office at which the records of the Company shall be maintained, shall be 1010 Wisconsin Avenue, N.W., Suite 650, Washington, D.C. 20007, or at such other place as may hereafter from time to time be selected by MeriStar.

      3.2 The Company's registered office shall be at 1010 Wisconsin Avenue, N.W., Suite 650, Washington, D.C. 20007.

      3.3 The registered agent of the Company for service of process within the State of Delaware shall be Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. In the event that the person or entity at any time
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            acting as such agent shall cease to act as such for any reason,
            MeriStar shall appoint a substitute agent. Such agent shall be the agent of the Company on which any process, notice or demand required or permitted by law to be served on the Company may be served.

      4. Term. The term of the Company shall commence upon the execution and delivery of this Agreement and shall continue until terminated by agreement of the Members or as otherwise provided in this Agreement.

      5. Purpose. The Company's business and purpose shall consist solely of the ownership, leasing, operation, development and/or disposition of the Property, and such activities as are necessary, incidental or appropriate in connection with the foregoing.

      6.    Capital Contributions; Percentage Interests.

            6.1 Simultaneously with the execution and delivery of this Agreement the Members are making the following contributions to the capital of the Company:

                  (a) MeriStar          $99.00
                  (b) MeriStar SPE      $ 1.00

            6.2 The Members' percentage interests in the Company ("Percentage Interests") shall be as follows:

                  (a) MeriStar              99%
                  (b) MeriStar SPE           1%

            6.3 If the Company shall require any additional funds after the date hereof, as determined by MeriStar, the Members shall contribute such funds to the Company in proportion to their respective Percentage Interests.

            6.4 Except as expressly provided in this Article 6, no Member shall be required to make any capital contributions or loans to the Company and no member shall make any capital contributions or loans to the Company without the consent of the other Member.

7     Income and Losses: Distributions of Available Net Income.

      7.1 A separate "Capital Account" shall be maintained for each Member. Each Member's Capital Account shall be credited with the amount of each Member's capital contributions made in cash and fair market value (net of liabilities assumed or taken subject to ) of all property contributed by such Member and such Member's allocated share of Net
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            Profit, income and gain of the Company. Each Member's Capital
            Account shall be debited with the amount of any cash distributions to such Member and the fair market value (net of liabilities assumed or taken subject to) of all property distributed in kind to such Member and such Member's allocated share of Net Loss of the Company.

      7.2 From and after the date of this Agreement, all Net Profit and all Net Loss of the Company for each year or fraction thereof (determined after taking into account any allocation for such period under Section 7.3) shall be credited to the Capital Accounts of the Members in proportion to their respective Percentage Interests.

      7.3   Special Allocations.


            7.3.1 Except as otherwise provided in Section 7.3.2., all items of
                  Company income, gain, deduction and loss shall be allocated among the Members in the same proportion as they share in the Net Profit and Net Loss to which such items relate. Any credits against income tax shall be allocated in accordance with the Members' Percentage Interests.

            7.3.2 Income, gain, loss or deductions of the Company shall, solely for income tax purposes, be allocated among the Members in accordance with Section 704(c) of the Code and Treasury Regulations promulgated thereunder, so as to take account of any difference between the adjusted basis of the assets of the Company and their respective Gross Asset Values in accordance with the traditional method set forth in Section 1.704-3(b) of the Treasury Regulations.

            7.3.3 Notwithstanding any other provision of this Article 7, if there is a net decrease in Company Minimum Gain during any year, each Member shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to the portion of such Member's share of the net decrease in Company Minimum Gain, as determined in accordance with Section 1.704-2(g) of the Treasury Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each member pursuant thereto. The items to be so allocated shall be determined in accordance with Section 1.704-2(f)(6) of the Treasury Regulations. This Section 7.3.3. is intended to comply with minimum gain chargeback requirement in Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistently therewith.
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            7.3.4 Notwithstanding any other provision of this Article 7, if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Treasury Regulations, shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to the portion of such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(4) of the Treasury Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Section 1.704-2(i)(4) of the Treasury Regulations. This Section 7.3.4 is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i) of the Treasury Regulations and shall be interpreted consistently therewith.

            7.3.5 Nonrecourse Deductions for any year shall be allocated as Net
                  Loss pursuant to Section 7.2.

            7.3.6 Any Member Nonrecourse Deductions for any year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i)(1) of the Treasury Regulations.

            7.3.7 Notwithstanding any other provision of this Article 7, no
                  Member shall be allocated in any year of the Company any Net Loss to the extent such allocation would cause or increase a deficit balance in such Member's Adjusted Capital Account, taking into account all other allocations to be made for such year pursuant to this Article 7 and the reasonably expected adjustments, allocations and distributions described in
                  Section 1.704-1(b)(ii)(d) of the Treasury Regulations. Any such Net Loss that would be allocated to a Member (the "Deficit Member") shall instead be allocated to the other Member. Moreover, if a Deficit Member unexpectedly receives an adjustment, allocation or distribution described in Section 1.704-1(b)(ii)(d) of the Treasury Regulations which creates or increases a deficit balance in such Member's Adjusted Capital Account (computed after all other allocations to be made for
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                  such year pursuant to this Article 7 have been tentatively made as if this Section 7.3.7 were not in this Agreement), such Deficit Member shall be allocated items of income and gain in an amount equal to such deficit balance. This Section
                  7.3.7 is intended to comply with the qualified income offset requirement of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently herewith.

            7.3.8 The allocations set forth in Sections 7.3.3 through 7.3.7 (the
                  "Regulatory Allocations") shall be taken into account in allocating items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been distributed to each such Member if the Regulatory Allocations had not occurred.

      7.4 Distributions. All distributions of Company cash and other property shall be made to the Members in proportion to their respective Percentage Interests; provided, however, that the provisions of this
            Section 7.4 shall not apply upon the liquidation of the Company or upon the sale of all or substantially all of the Company's assets, it being understood that in such circumstances the provisions of
            Section 16.4 shall apply.

8. Tax Matters. Federal, state and local income tax returns of the Company shall be prepared and filed, or caused to be prepared and filed, by MeriStar. MeriStar shall at all times be the "tax matters partner" of the Company for purposes of Section 6231(a)(7) of the Code.

9.    Management and Rights. Duties and Obligations of the Members.

      9.1 Except as otherwise expressly provided in this Agreement, the management and control of the Company's business shall be exercised, and all decisions to be made by the Company shall in each case be made, by MeriStar. MeriStar shall have the sole right to bind, or otherwise act on behalf of, the Company. Without limiting the foregoing and except as otherwise expressly provided for herein, MeriStar shall have the right, without consent or approval of MeriStar SPE, to acquire, mortgage or otherwise encumber, and sell or otherwise dispose of the Property or any portion thereof.

      9.2 Except as otherwise expressly provided in this Agreement, no Member shall have the right to resign from the Company or to demand the return of all or any part of its contribution to the capital of the
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            Company until the Company has been dissolved and terminated, and then only to the extent provided in this Agreement, not shall any Member have the right to demand or receive property other than cash in return for its contribution.

10. Powers and Duties of the Company. Notwithstanding any other provisions of this Agreement for so long as the Company (i) is a party to the loan documents (the "Loan Documents") evidencing and securing the mortgage loan (the "Mortgage Loan") in the maximum principal amount of $250 million to the Property Owners from Secore Financial Corporation (together with its successors and assigns, the "Lender") or is otherwise obligated to take any action under the terms of the Loan Documents, and (ii) any obligations are outstanding under the Mortgage Loan, the Company shall not take any action set forth in items 10.1 through 10.7 below unless such action has been approved by MeriStar SPE LLC ("SPE LLC"):

      10.1 borrow money or incur indebtedness other than (i) normal trade accounts payable, provided that such debt is not evidenced by a note and is paid within 60 days of the date when such payment is due,
            (ii) lease obligations in the ordinary course of business, (iii) consensual lines on its property or equipment leases for amounts aggregating no more than $50,000; provided, however, that, without the separate consent of SPE LIZ, the Company is hereby authorized to be party to the Loan Documents, and to grant mortgages, deeds of trust, liens on Property to secure such Mortgage Loan;

      10.2  dissolve or liquidate the Company;

      10.3 sell or lease all or substantially all of the Property or otherwise dispose of any of the Property; provided, however, that no such consent shall be required in connection with a Property Release (as defined in the Loan Documents), a Substitution Release (as defined in the Loan Documents) or an Operating Lease or Replacement Operating Lease (as defined in the Loan Documents) with respect to the Property;

      10.4 file a voluntary petition or otherwise initiate proceedings to have the Company adjudicated bankrupt or insolvent, or consent to the institution of bankruptcy or insolvency proceedings against the Company, or file a petition seeking or consenting to reorganization or relief of the Company as debtor under any applicable federal or state law relating to bankruptcy, insolvency, or other relief for debtors with respect to the Company; or seek or consent to the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of the Company or of all or any substantial part of the properties and assets of the Company, or make
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            any general assignment for the benefit of creditors of the Company, or admit in writing the inability of the Company to pay its debts generally as they become due or declare or effect a moratorium on the Company debt or take any action in furtherance of any such action;

      10.5  amend, modify or alter this Agreement;

      10.6  merge or consolidate with any other entity; or

      10.7 permit the transfer of any direct or indirect interest in the Company such that the transferee owns more than a 49% interest in the Company unless such transfer is conditional upon the delivery of an acceptable non-consolidation opinion to the Lender and to any applicable rating agency concerning, as applicable, the Company, the new transferee and/or their respective owners.

11. Title to Company Property. All property owned by the Company shall be owned by the Company in its own name. No Member shall have any ownership interest in any Company property in its individual name or right, and each Member's interest in the Company shall be personal property for all purposes.

12. Separateness/Operations Matters. The Company shall, and MeriStar SPE shall have the power to cause the Company to, conduct its business and operations in accordance with the following provisions:

      12.1 maintain books, records, financial statements and bank accounts separate from those of its affiliates and any other persons or entity (noting in any consolidated financial statements the Company's separate legal existence);

      12.2 maintain its assets in such a manner that it is not costly or difficult to segregate, ascertain or identify such assets;

      12.3 observe all limited liability company organizational formalities and preserve its existence;

      12.4 hold itself out as a legal entity separate and distinct from any other entity;

      12.5 allocate fairly and reasonably any overhead expenses that are shared with an affiliate, including paying for office space and services performed by any employee of an affiliate, and maintain a sufficient number of employees in light of its contemplated business operations;
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      12.6  transact all business with affiliates on terms and conditions that are intrinsically fair and substantially similar to those that would be available on an arm's-length basis with third parties other than any such party;

      12.7 conduct business in its own name, and maintain and utilize separate stationery, invoices and checks;

      12.8 not commingle its finds or other assets with those of any affiliate or other person or entity;

      12.9 not guarantee or become obligated for the debts of any other person or entity or hold itself out to be responsible for the debts of any other person or entity, other than with respect to the Mortgage Loan obligations;

      12.10 pay its debts and liabilities out of its assets as the same shall become due;

      12.11 not make loans or advances to any third party (including any affiliate) and not acquire obligations or securities of its members or affiliates;

      12.12 not pledge its assets for the benefit of any other person or entity other than with respect to the Mortgage Loan obligations;

      12.13 correct any known misunderstanding regarding its separate identity;

      12.14 maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations;

      12.15 maintain all required qualifications to do business in the states in which the Property is located; and

      12.16 not share any common logo with or identify or hold itself out as or be considered as a department or division of any other person or entity.

13. Transfer of Members' Interests. No Member shall sell, assign, transfer or otherwise dispose of, or mortgage, hypothecate, pledge or otherwise encumber, or permit or suffer any encumbrance of, all or any part of its interest in the Company, or any interest therein; provided, however, that each Member may pledge its interest in the Company to any lender making a loan secured, in whole or in part, by a mortgage or deed of trust on the Property.
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14.   Bankruptcy or Dissolution. The bankruptcy, dissolution, liquidation or termination of a Member shall not cause the termination or dissolution of the Company and the business of the Company shall continue. Upon the occurrence of a bankruptcy or the dissolution (without reconstitution within sixty (60) days thereafter) of any Member, the membership of such Member shall terminate, and the trustee, receiver, or legal representative of such Member shall have all the rights of such Member for the purpose of settling or managing its estate or property, subject to satisfying conditions precedent to the admission of such assignee as a substitute Member including the same right (subject to the same limitations) as the terminated Members would have had to transfer. its interest in the Company, subject to certain substitution rules and other provisions of this Agreement. The transfer by such trustee, receiver, of any Company Interest shall be subject to all of the restrictions, to which such transfer would have been subject if such transfer had been made by such terminated Member.

15. Termination of the Company. Upon the voluntary termination of the Company upon the consent of the Members, the sale or other transfer of all or substantially all of the Company's assets or any other termination of the Company in accordance with the provisions of this Agreement, the Company shall wind up its affairs and shall then be liquidated as provided in
      Article 16.

16. Gain, Loss and Distribution Upon Liquidation. Upon any termination of the Company each of the following shall be accomplished:

      16.1 The Members shall cause to be prepared a statement setting forth the assets and liabilities of the Company as of the date of such termination, and such statement shall be furnished to each Member.

      16.2 The property and assets of the Company, if any, shall be liquidated as promptly as possible, but in an orderly and businesslike manner so as not to involve undue sacrifice.

      16.3 Any Net Profit or Net Loss realized by the Company upon the sale or other disposition of the property and assets of the Company shall be credited or charged to the capital accounts of the Members pursuant to Section 7.2 or 7.3, as applicable.

      16.4 The proceeds of sale and all other assets of the Company shall be paid and distributed as follows and in the following order of priority:

            16.4.1 to the payment of debts an liabilities of the Company and the expenses of liquidation;
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            16.4.2 to the setting up of any reserves which MeriStar determines are reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company or the members arising out of, or in connection with, the Company; and

            16.4.3 to the Members in proportion to their respective Capital
                   Account balances.

      17. Further Assurances: Consents and Approvals. Each party to this Agreement agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by law, or as may, be necessary or advisable to carry out the intent and purposes of this Agreement.

      18. Controlling Provisions. So long as any obligations secured by the Mortgage Loan remain outstanding and are not paid in full, Articles 5, 10, 11, 12 and 14 hereof shall control in the event of any conflict with any contrary provisions hereof or of any other entity governance documents.

      19. Notices. Unless otherwise specified in this Agreement, all notices, demands, elections, requests or other communications (collectively, "notices") which any Member may desire or to be required to give hereunder shall be in writing and shall be given by mailing the same by registered or certified mail, return receipt requested, or by Federal Express or comparable air courier service, postage prepaid, or by delivering the same by hand, addressed to the Members at their addresses first set forth above.

      20. Captions. All section and article titles or captions contained in this Agreement and the table of contents, if any, are for convenience only and shall not be deemed a part of this Agreement.

      21. Variety, of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person(s) or entity(ies) may require.

      22. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

      23. Governing Law. This Agreement is made pursuant to the Act and shall be construed accordingly.

      24. Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns and shall inure to
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            the benefit of the parties hereto and their respective successors and permitted assigns, but shall not inure to the benefit of, or be enforceable by, any other person or entity.

      25. Invalidity. If any provision or any portion of this Agreement, or the application of any such provision or any portion thereof to any Member or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Agreement, and the application of such provision or such portion to a Member to circumstances other than those as to which it is held invalid or unenforceable, shall not be affected hereby.
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            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                        MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

                        By:   MeriStar Hospitality Corporation
                              its General Partner


                              By:/s/ John Emery
                                 --------------------------------------
                                 John Emery
                                 Chief Financial Officer

                        MERISTAR SPE LLC

                        By: MeriStar Hospitality Operating Partnership, L.P.
                            its Managing Members

                              By: MeriStar Hospitality Corporation
                                  its General Partner

                              By: /s/ John Emery
                                  ----------------------------------------
                                  John Emery
                                  Chief Financial Officer